SO 12/8/03

AH 12/9/2003

Recd 12/15/03

RECD S.E.C. DEC 05 2003 613

03041683

SECURITIES ... ION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-24613

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7-1-02 (MM/DD/YY) AND ENDING 6-30-03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: new name: CS Capital Strategies Financial Group Inc. *
Formerly AMERIFIDELITY SECURITIES CORPORATION

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 South Orange Ave., Suite 402
(No. and Street)

Orlando	Florida	32801
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Simon — 407-422-5400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BABIONE, KUEHLER & CASLOW
(Name – *if individual, state last, first, middle name*)

4060 EDGEWATER DRIVE	ORLANDO	FLORIDA	32804
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 23 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

* now known as CS Capital Strategies Financial Group Inc

0280

OATH OR AFFIRMATION

I, David Simon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AMERIFIDELITY SECURITIES CORPORATION, as of AUGUST 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

PATRICIA A. SCANLON
MY COMMISSION # DD 120877
EXPIRES: August 17, 2006
1-800-3-NOTARY Fl. Notary Service & Bonding, Inc.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERIFIDELITY SECURITIES CORPORATION

Contents

BABIONE, KUEHLER & CASLOW
CERTIFIED PUBLIC ACCOUNTANTS

Marcia S. Babione, CPA
Mark A. Kuehler, CPA
Sharon Caslow, CPA

4060 Edgewater Drive
Orlando, FL 32804
(407) 291-6400
FAX (407) 291-6416

Members:
American Institute of
Certified Public Accountants
Florida Institute of
Certified Public Accounts
A Partnership Including
Professional Associations

Independent Auditors' Report

To the Board of Directors
AmeriFidelity Securities Corporation
Orlando, Florida

We have audited the accompanying statement of financial condition of AmeriFidelity Securities Corporation as of June 30, 2003, and the related statements of income (loss), changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AmeriFidelity Securities Corporation as of June 30, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Babione, Kuehler & Caslow

August 27, 2003

The management of the Company is responsible for establishing and maintaining an internal accounting control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safe-guarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2003, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Baliosa, Knehle & Caslow

August 27, 2003

AMERIFIDELITY SECURITIES CORPORATION
Statement of Financial Condition
June 30, 2003

ASSETS

Cash	$ 38,573
Receivable from clearing organization	24,934
Furniture and equipment, net	4,100
Total assets	$ 67,607

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accrued expenses	$ 15,529
Total liabilities	15,529
Stockholder's equity:	
Common stock, no par value; 10,000,000 shares authorized, 7,500 shares issued and outstanding	7,500
Additional paid-in capital	39,005
Retained earnings	5,573
Total stockholder's equity	52,078
Total liabilities and stockholder's equity	$ 67,607

The accompanying notes are an integral part of these financial statements.

AMERIFIDELITY SECURITIES CORPORATION
Statement of Income (Loss)
For the year ended June 30, 2003

Revenues:	
Commissions	$ 494,374
Interest	2,777
Other revenues	3,400
Total revenues	500,551
Expenses:	
Accounting	4,850
Commissions	361,037
Consulting fees	29,000
Charitable contributions	600
Clearing and execution	80,784
Depreciation	400
Interest	160
Office	3,892
Regulatory	6,050
Rent	23,780
Taxes	909
Travel	1,441
Utilities	3,699
Total expenses	516,602
Net loss	$ (16,051)

The accompanying notes are an integral part of these financial statements.

AMERIFIDELITY SECURITIES CORPORATION
Statement of Changes in Stockholder's Equity
For the year ended June 30, 2003

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, July 1, 2002	$ 7,500	$ 39,005	$ 96,624	$ 143,129
Net income (loss)			(16,051)	(16,051)
Dividends paid to former parent			(75,000)	(75,000)
Balance, June 30, 2003	$ 7,500	$ 39,005	$ 5,573	$ 52,078

The accompanying notes are an integral part of these financial statements.

AMERIFIDELITY SECURITIES CORPORATION
Statement of Cash Flows
For the year ended June 30, 2003

Cash flows from operating activities:	
Net loss	$ (16,051)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	400
(Increase) decrease in accounts receivable	5,497
Increase (decrease) in commissions payable	15,529
Total adjustments	21,426
Net cash provided by operating activities	5,375
Cash flows from investing activities:	
Purchase of furniture and equipment	(4,500)
Net cash used by investing activities	(4,500)
Cash flows from financing activities:	
Dividends paid	(75,000)
Net cash used by financing activities	(75,000)
Net decrease in cash and equivalents	(74,125)
Cash and equivalents, beginning of year	112,698
Cash and equivalents, end of year	$ 38,573

Supplemental disclosures of cash flows information:	
Cash paid during the year for:	
Interest	$ 160

The accompanying notes are an integral part of these financial statements.

NOTE 1 -- ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization

AmeriFidelity Securities Corporation (the "Company") was organized on May 16, 1988, for the purpose of engaging in various broker-dealer activities as authorized by the National Association of Securities Dealers, Inc.

The Company was a wholly-owned subsidiary of AmeriFidelity Financial Corporation from the beginning of the year until September 26, 2002. Subsequent to that date, the Company was held by an individual private investor. These financial statements include the operations of the Company for the entire calendar year.

Revenue Recognition

Customers' securities and commodities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Insurance commission transactions are recorded at the date of approval by the related insurance company.

Income Taxes

The Company filed a consolidated return with its parent company in prior years and for the current year through the ownership change date of September 26, 2002. The Company's policy is to compute income tax expense using the separate return method. No liabilities were incurred during this period.

Subsequent to September 26, 2002, the Company will file a separate corporate income tax return.

At June 30, 2003, the Company has a net operating loss carryforward totaling approximately $12,859 that may be offset against future taxable income through 2023. No tax benefit has been reported in the financial statements, however, because the Company believes there is at least a 50% chance that the carryforward will expire unused. Accordingly, the $4,501 tax benefit of the loss carryforward has been offset by a valuation allowance of the same amount.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash equivalents include all highly liquid investments with an original maturity of three months or less.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 -- RESTRICTED CASH

Cash of $15,000 is maintained in an escrow deposit as required by the clearing broker to be maintained at all times as collateral for customers' securities transactions.

NOTE 3 -- CONCENTRATION OF CREDIT RISK

The Company's money market account is located in a single financial institution. The amount on deposit, $542 at June 30, 2003, is not federally insured.

NOTE 4 -- TRANSACTIONS WITH RELATED PARTIES

The Company utilized certain office facilities of its parent company, AmeriFidelity Financial Corporation. The Company was charged an allocation of rent and utilities, which is based upon a percentage of facilities used. The Company was charged $5,780 for this allocation during the year ended June 30, 2003.

NOTE 5 -- LEASES

The Company leases its office facilities under an operating lease that extends trough 2005. The minimum future rental payments under this lease are:

7/1/03-6/30/04	$24,716
7/1/04-6/30/05	25,700
7/1/05-6/30/06	6,487
Total	$56,903

The total expense related to this lease was $18,000 for the year ended June 30, 2003.

NOTE 7 -- NET CAPITAL REQUIREMENT

The Company is subject to the S.E.C.'s uniform net capital rule, which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. Net capital and the related net capital ratios may fluctuate on a daily basis.

At June 30, 2003, the Company's ratio of aggregate indebtedness to net capital was .32 to 1. The Company's minimum required net capital amounted to $5,000 while actual net capital computed under S.E.C. Rule 15c3-1 amounted to $47,978 at June 30, 2003. Therefore, at June 30, 2003, the Company maintained excess net capital of $42,978.

NOTE 8 - SUBSEQUENT EVENTS

Subsequent to the date of these financial statements, the Company filed an amendment with the Florida Department of State to change the legal name of the Company to CS Capital Strategies Financial Group, Inc. This name change is subject to regulatory approval.

SUPPLEMENTAL INFORMATION

AMERIFIDELITY SECURITIES CORPORATION
Supplemental Information
June 30, 2003

SCHEDULE I

Computation of Net Capital Under Rule 15c3-1 Of the Securities and Exchange Commission

Net capital:		
Total stockholder's equity	$	52,078
Deduct stockholder's equity not allowable for net capital		4,100
Total stockholder's equity qualified for net capital		47,978
Net capital	$	47,978
Aggregated indebtedness	$	15,529
Computation of basic net capital requirement:		
Net capital	$	47,978
Less minimum required capital		5,000
Excess net capital	$	42,978
Ratio: Aggregate indebtedness to net capital		0.32
Reconciliation with Company's computation (Included in Part II of Form X-17A-5 as of June 30, 2003):		
Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$	47,978
Audit adjustments:		
None		--
Net capital per above	$	47,978

See independent auditors' report.

AMERIFIDELITY SECURITIES CORPORATION
Supplemental Information
June 30, 2003

SCHEDULE II

Statement Relating to the Exemptive Provision of Rule 15c3-3

The Company is exempt from Rule 15c3-3 under paragraph (k)(2)(i). The Company does not receive amounts from customers. Customer payments are made directly to the clearing organization.

Statement of Information Relating to the Possession or Control Requirements under Rule 15c3-3

The Company is exempt from the possession and control requirements of Rule 15c3-3 under paragraph (k)(2)(i). As of June 30, 2003, the Company does not carry security accounts for customers or perform custodial functions relating to customer securities as specified by the above referenced rule.

See independent auditors' report.

BABIONE, KUEHLER & CASLOW
CERTIFIED PUBLIC ACCOUNTANTS

Marcia S. Babione, CPA
Mark A. Kuehler, CPA
Sharon Caslow, CPA

4060 Edgewater Drive
Orlando, FL 32804
(407) 291-6400
FAX (407) 291-6416

Members:
American Institute of
Certified Public Accountants
Florida Institute of
Certified Public Accounts
A Partnership Including
Professional Associations

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

To the Board of Directors
AmeriFidelity Securities Corporation
Orlando, Florida

In planning and performing our audit of the financial statements of AmeriFidelity Securities Corporation for the year ended June 30, 2003, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by AmeriFidelity Securities Corporation that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3(e). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons and the recording of differences required by Rule 17a-13; in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and in obtaining and maintaining physical possession control of fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.